

July 6, 2020

Alec Shkolnik
President and Chief Executive Officer
LiquidPiston, Inc.
1292a Blue Hills Avenue
Bloomfield, CT 06002

      Re: LiquidPiston, Inc.
          Amendment No. 1 to
          Offering Statement on Form 1-A
          Filed June 24, 2020
          File No. 024-11219

Dear Mr. Shkolnik:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2020 letter.

Form 1-A/A filed on June 24, 2020

Notes to the Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1.   We note from your response to our comments 4 and 5 the OTA arrangements are considered contracts under ASC 606 for revenue recognition purposes and it appears your responsibility under such arrangements was for engineering services and prototype development and delivery. In this regard, please revise your revenue footnote to comply with the disclosures required by ASC 606-10-50 with respect to your contracts with customers. Your disclosures should be specific to the company. For example, your

footnote should include, but not be limited to, the following:

- the promised good(s) and/or service(s) that comprise the company's performance obligation(s) in contracts with customers and whether such goods and services represent distinct performance obligations;
- a description of when performance obligations are satisfied (i.e. at a point in time or over time) and when your customer obtains control; and
- significant payment terms such as when payments typically due.

2.   On a separate but related matter, please explain to us your policy for determining costs of revenues associated with such OTA arrangements. For example, we note from your disclosure on page 18 that in 2018, all of the company's revenue came from US Department of Defense development grants and the related engineering labor and parts, machining, and other non-personnel expenditures were not accounted for as costs of revenue, but rather as research and development expenditure. Please tell us why you believe it is appropriate to classify of such amounts as R&D expenses on the income statement rather than cost of revenue when you conclude that OTA arrangements are customer contracts for revenue recognition purposes. As part of your response, please provide us with the relevant accounting guidance which supports your accounting treatment.

    You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Jean Yu, Staff Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing